May 15, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Messrs. Andrew D. Mew, Jarrett Torno and Ms. Donna Di Silvio

Re:	Consolidated Edison, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 21, 2013

File No. 001-14514

Ladies and Gentlemen:

On May 2, 2013, we received a letter from the Commission’s Division of Corporation Finance containing comments on the above-referenced filing. Our responses are provided below following the Division’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

1.	Comment: Please revise to include a separately-captioned section within MD&A discussing your off-balance sheet arrangements as required by Item 303(a)(4) of Regulation S-K.

Response: Item 303(a)(4)(i) of Regulation S-K requires registrants to discuss, in a separately-captioned section in the MD&A, their off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Item 303(a)(4)(ii) defines “off-balance sheet arrangements” to include certain specified arrangements including certain types of guarantees, retained or contingent interests in transferred assets, obligations that would be accounted for as a derivative instrument (except for certain characteristics) and obligations arising out of certain variable interests. The company does not have any off-balance sheet arrangements required to be disclosed under 303(a)(4). Accordingly, the company does not believe that it is necessary to revise its disclosure.

Item 8. Financial Statements and Supplementary Data

Consolidated Balance Sheet, page 71

2.	Comment: We refer you to Rule 5-02.20 of Regulation S-X. Please confirm other current liabilities do not require further disaggregation.

Response: Rule 5-02.20 of Regulation S-X requires registrants to state separately, in the balance sheet or a note thereto, any item in excess of 5 percent of total current liabilities. The relevant thresholds for disaggregation are $197.3 million for Con Edison and $175.6 million for CECONY. We confirm that the company’s other current liabilities contain no item that is in excess of such amounts.

Note B. Regulatory Matters

Other Regulatory Matters, page 99

3.	Comment: We refer you to your disclosure of the prudency of certain CECONY expenditures on pages 99 and 100, your response to comment 1 of our letter dated July 13, 2011 contained within your letter dated July 26, 2011, as well as your response to comment 2 of our letter dated May 3, 2012 contained within your letter dated May 15, 2012. We note your disclosure of the NYSPSC consultant estimate of $208 million of overcharges that you dispute, that you and the NYSPSC staff anticipate exploring settlement negotiations, and that the regulatory liability you have recorded appears to consist only of amounts you recovered from third parties. We have the following questions:

•

Please tell us the nature and amount by category of matters identified by the consultant in its report that comprise the $208 million. Please describe in detail developments that have occurred since your prior responses to our comments on this matter through the date the financial statements were issued, and also through the date of this letter.

•

As you anticipate entering into settlement negotiations, please explain in detail whether you believe a loss if probable, and if so, why you are unable to estimate a range of probable loss. Refer to ASC 450-20.

Response: The NYSPSC consultant identified the nature and amount by category of only a portion of its $208 million estimate. The NYSPSC consultant developed its estimate, which the company is disputing, based upon the consultant’s determinations as to overcharges regarding specific construction expenditures it selected to review and its extrapolation of such determinations over a substantial portion of the company’s construction expenditures from January 2000 to January 2009. The NYSPSC consultant reviewed $20.6 million of construction expenditures and identified the nature and amount by category of $3.6 million of what it determined to be variances and characterized as overcharges. The variances identified by the NYSPSC consultant were between amounts paid by the company to contractors and amounts that the consultant determined should have been paid based on the consultant’s understanding of available documentation, company policies and industry practices. The company does not agree with the NYSPSC consultant’s determination of the identified variances or its characterization of the variances as overcharges. The company believes that, at most, such variances, if correctly determined, may be the basis for quantifying potential “at risk” amounts as to which the company may have been illegally or improperly charged. The NYSPSC consultant’s extrapolation of the $3.6 million of variances it identified yielded an aggregate variance of $208 million. The company does not agree with the NYSPSC consultant’s methodology of extrapolating the identified variances.

The nature and amount by category of the matters identified by the NYSPSC consultant was as follows:

Nature	Amount
Payment made for time and equipment which were not supported by documentation	$928,179
Premium time charged during regular work days/hours	30,207
Incorrect multiplier applied to unit price	68,808
Payment for items at more expensive item codes than applicable	94,271
Additional payment for work already paid for in all inclusive payment items	1,594,300
Payment for items which did not exist	542,022
Miscellaneous additional charges	233,083
Escalation charged for work performed prior to escalation date in purchase order	15,852
Un-reconciled lump sum debit charges	131,431

Total	$3,638,151

The developments in this matter since May 15, 2012, the date of our most recent prior response to your comments on this matter, through the date the financial statements were issued, and also through the date of this letter, consist of the NYSPSC consultant’s determinations as to overcharges, the company’s review and dispute of the NYSPSC consultant’s determinations, preparations for settlement negotiations, and additional recoveries from others.

The company continues to anticipate entering into settlement negotiations with the NYSPSC staff later this year. The administrative law judges for this NYSPSC proceeding have scheduled a late June conference to begin settlement negotiations. A settlement would avoid the cost and uncertainty of additional proceedings. If there is no settlement, the company anticipates that the NYSPSC, possibly following additional investigation, would commence an administrative trial process. The administrative trial process would conclude with a recommended decision of the administrative law judges and a decision by the NYSPSC. The company could, if it chose to do so, seek review of the NYSPSC decision in New York State Supreme Court.

The company has assessed as probable the likelihood that it will provide to its customers the amounts the company has recovered from others, and for this reason, in accordance with ASC 450-20-25-2, has established a regulatory liability for these amounts ($14 million at December 31, 2012). These amounts are the damages, including estimated overcharges, the company has recovered with respect to the criminal fraud against the company that resulted in overcharges. Recoveries have been obtained through the criminal restitution process, civil litigations, settlements, and insurance claims.

The company has assessed as reasonably possible, but not probable, the likelihood that the company will be required to refund to customers amounts in excess of the amounts recovered from others. The company is unable to estimate the amount, if any, by which any refund required by the NYSPSC may exceed the regulatory liability established for recoveries from others. The company has, in accordance with ASC 450-20-50-3 and ASC 450-20-50-4, disclosed the nature of the contingency and that an estimate cannot be made.

4.	Comment: You disclose on page 100 that you have deferred most of the response and restoration costs attributable to Superstorm Sandy that were not capital expenditures in nature as a regulatory asset under the Utilities’ electric rate plans. Please tell us and disclose if each of the rate plans governing the jurisdictions you serve in which you have deferred the aforementioned costs specifically provide for recovery of these costs. If no specific recovery is provided for, please explain in detail and disclose why you believe these amounts should be deferred as regulatory assets under ASC 980-340-25-1.

Response: The Utilities’ current New York and New Jersey electric rate plans specifically provide for the deferral for future recovery of response and restoration costs for major storms (storm costs). CECONY’s gas and steam rate plans, O&R’s gas rate plan and O&R’s Pennsylvania subsidiary’s electric and gas rate plans do not specifically provide for the recovery of storm costs. There were no storm costs deferred under the Utilities’ gas rate plans. For CECONY’s steam business, $13 million of storm costs were deferred consistent with a provision in the steam rate plan that allows the company to petition the NYSPSC for authorization to defer extraordinary costs for future recovery. For O&R’s Pennsylvania electric business, $1 million of storm costs were deferred consistent with Pennsylvania Public Utility Commission’s (PAPUC) past practice that allows utilities to petition the PAPUC for deferral for future recovery of extraordinary costs. In January 2013, CECONY filed requests with the NYSPSC for new electric and steam rate plans, effective January 2014, each of which includes a request to recover deferred storm costs over a three-year period. O&R expects to request similar recovery for its deferred storm costs when it next requests new electric rate plans in New York and New Jersey. In accordance with ASC 980-340-25-1, the Utilities deferred as regulatory assets storm costs that were probable of future recovery based on available evidence, including the deferral mechanisms described above and the applicable utility regulators’ history of approving recovery of storm costs. The company does not believe that additional disclosure regarding the recovery of its storm costs is necessary because the company has already disclosed that most of the storm costs that were not capitalized were deferred for recovery as a regulatory asset under the Utilities’ electric rate plans. The amount of storm costs otherwise deferred is not material.

The following table summarizes, as of December 31, 2012, the Utilities storm costs attributable to Superstorm Sandy that were not capital expenditures and the amounts of such costs that were deferred:

(Millions of Dollars)	Costs Incurred	Costs Deferred
CECONY
Electric	$245	$239	(a)
Gas	4	—
Steam	13	13

CECONY Total	$262	$252

O&R
Electric
New York	$63	$63
New Jersey	20	20
Pennsylvania	1	1
Gas	—	—

O&R Total	$84	$84

Con Edison Total	$346	$336

(a)	Does not include $6 million recovered under the company’s insurance policies.

Note I. Electricity Purchase Agreements, page 114

5.	Comment: Reference is made to your electricity purchase agreement with Brooklyn Navy Yard. Please explain to us in detail your assessment of whether this agreement qualifies as a lease under ASC 840, and if so, how you determined whether it should be classified as a capital or operating lease. In your response, please tell us the amounts associated with this agreement that were reflected in financial statements for each of the periods presented.

Response: Emerging Issues Task Force Issue No. 01-08, Determining Whether an Arrangement Contains a Lease (EITF 01-8), currently Accounting Standards Codification 840 (ASC 840) requires certain types of contracts, including power purchase agreements, to be assessed for lease accounting treatment. EITF 01-8 grandfathered all existing contracts from its requirements as of its effective date, which was May 28, 2003. CECONY entered into the long-term power purchase agreement (PPA) with Brooklyn Navy Yard in November 1996 as disclosed in Note I to the financial statements in the 2012 Form 10-K. There have not been any events which require reassessment of the PPA under ASC 840-10-35-2 after the effective date.

As disclosed in Note I, the company’s payments under the PPA with Brooklyn Navy Yard for capacity, energy and other fixed payments for the years ended December 31, 2012, 2011 and 2010 were $93 million, $123 million and $123 million, respectively. These payments are included in purchased power expense within the company’s consolidated income statements for the respective years.

Note J. Leases, page 115

6.

Comment: Reference is made to your disclosure regarding certain transactions you refer to as Lease In/Lease Out (“LILO”) transactions. You disclose that in January 2013, the U.S. Court of Appeals for the Federal Circuit reversed an October 2009 trial court decision and disallowed tax deductions claimed by you relating to certain LILO transactions you entered into in 1997 and 1999, and that you expect to record an estimated charge of between $150 million and $170 million (after-tax) in the first quarter of 2013. Please provide all of the journal entries you anticipate recording in conjunction with this decision. As this ruling appears to relate to events that occurred prior to the date of the financial statements and the information was available before the financial statements were issued, please explain to us in detail why you have not recorded this charge within the year ended December 31, 2012. Please also tell us what amounts, if any, you recorded as uncertain tax positions related to these transactions as of December 31, 2011 and 2012 and a detailed description of your assessment under ASC 740.

Response: As a result of the January 2013 Court of Appeals decision, Con Edison recorded an after-tax charge of $150 million in the three months ended March 31, 2013, to reflect, as required by the accounting rules for leveraged lease transactions, the recalculation of the accounting effect of the 1997 and 1999 LILO transactions based on the revised after-tax cash flows projected from the inception of the leveraged leases as well as the interest on the potential tax liability resulting from the disallowance of federal and state income tax losses. As discussed under “Lease In/Lease Out Transactions” in Note H to the financial statements in the company’s Form 10-Q for the quarterly period ended March 31, 2013 (the Form 10-Q), the effect on Con Edison’s consolidated income statement for the three months ended March 31, 2013 was as follows:

(Millions of Dollars)
Reduction to non-utility operating revenues	$121
Increase to other interest expense	131
Income tax expense	(102)

Total reduction in net income	$150

The following journal entries were recorded by the company for the three months ended March 31, 2013 as a result of the January 2013 Court of Appeals decision:

(Millions of Dollars)
Dr.	Non-utility operating revenue	$137
Cr.	Investment in leveraged lease		$137
Dr.	Deferred tax liabilities	$304
Cr.	Deferred tax expense		$304
Dr.	Current tax expense	$249
Cr.	Uncertain income tax liabilities		$238
Cr.	Deferred tax assets		$11

Explanation: Reversal of cumulative revenue recognized on the leveraged leases based on the after-tax cash flows projected at inception. Reversal of $304 million of accumulated deferred tax liabilities and recognition of $238 million as estimated prior year liabilities for federal and state uncertain tax positions. In addition, recording an $11 million reduction to deferred tax assets, representing an elimination of the NOL carryforward resulting from LILO losses that were disallowed based on the January 2013 Appeals Court decision.

(Millions of Dollars)
Dr.	Investment in leveraged lease	$16
Cr.	Non-utility operating revenue		$16
Dr.	Income tax expense	$7
Cr.	Deferred tax liabilities		$7

Explanation: Recording of the cumulative revenue on the LILO transactions based on the after-tax cash flows revised to reflect the January 2013 decision.

(Millions of Dollars)
Dr.	Interest expense	$131
Cr.	Interest payable		$131
Dr.	Deferred tax assets	$54
Cr.	Income tax expense		$54

Explanation: Recording of interest expense and related tax on the potential tax liability resulting from the disallowance of federal and state income tax losses. The company’s policy is to record interest on uncertain tax positions as interest expense and interest payable, rather than as tax expense and uncertain income tax liabilities.

The company recorded the charge during the first quarter of 2013 consistent with ASC 740-10-40-2, which provides that an entity derecognize a previously recognized tax position in the first period in which it is no longer more-likely-than-not sustainable. ASC 740-10-25-14; 740-10-35-2; and 740-10-40-2 provide that subsequent recognition, derecognition, and measurement be based on management’s best judgment given the facts, circumstances, and information available at the reporting date. Because the January 2013 Court of Appeals decision caused management to change its judgment about the sustainability of the position and that information was not available at the reporting date (December 31, 2012), the company was required to record the charge during the first quarter of 2013. When new information causes a change in judgment about recognition, derecognition, or a change in measurement of an uncertain tax position (including any related interest and penalty) that was taken in a prior year, the effect should be recorded discretely in the period in which the change in judgment occurs (ASC 740-10-25-15). The timing of recognition by the company is also consistent with the implementation guidance and illustrations at ASC 740-10-55-117 through ASC 740-10-55-119.

The company’s assessment under ASC 740 of its tax positions for the 1997 and 1999 LILO transactions, at December 31, 2011 and 2012, was that it was more-likely-than-not that the company would succeed in supporting the positions taken on its tax returns and that all of its deductions would be allowed, among other reasons, because in October 2009, the Court of Federal Claims issued a decision (which stood until reversed by the Court of Appeals in January 2013) in favor of the company concluding that the deductions for the company’s 1997 LILO transaction are allowable. Additionally, the company had received legal opinions concluding that the company should prevail upon the conclusion of tax controversy related to its 1997 and 1999 LILO transactions. The company did not record any liability for uncertain tax positions for the LILO transactions on December 31, 2011 and 2012 because the company was in litigation with the IRS, the litigation was likely to result in the allowance of all or none, but not a portion, of the company’s deductions for the LILO transactions and, based on the October 2009 Court of Claims decision and the legal opinions, the company believed that it would prevail in the litigation.

In Note I to the financial statements in the Form 10-Q, the company indicated that as a result of the January 2013 Court of Appeals decision the company increased its estimated prior year liabilities for federal and state uncertain tax positions by $238 million in the first quarter of 2013, with a corresponding reduction to accumulated deferred income tax liabilities.

Note R. Asset Retirement Obligations, page 132

7.	Comment: You disclose on page 133 that you have identified future asset retirement obligations associated with the removal of asbestos and asbestos-containing material within certain categories of assets, and that you have obtained estimates of future liabilities from historical information and from outside contractors. Please tell us in detail why you are unable to determine a settlement date or range of settlement dates for each of the categories of assets these asset retirement obligations are associated with. Refer to ASC 410-20-25-11 and ASC 410-20-50-2. Additionally, please tell us the undiscounted estimated cost of these future liabilities.

Response: The company has identified future asset retirement obligations associated with the removal of asbestos and asbestos-containing material in buildings (other than generating station and substation structures), equipment within generating stations and substations, and within the steam and gas distribution systems. The company also identified asset retirement obligations relating to gas pipelines abandoned in place. For these asset categories, the company has recorded asset retirement obligations of $158 million as of December 31, 2012. The undiscounted estimated cost of such obligations was $393 million as of December 31, 2012. To determine the amount of the obligation, the company used estimated settlement dates, historical information, and where available, quoted prices from outside contractors.

The company did not record an asset retirement obligation for the removal of asbestos in generating station and substation structures. For these asset categories, the company was unable to reasonably estimate either the settlement date or the undiscounted estimated costs. The company anticipates continuing to use these assets in its business for an indefinite period, and so the timing of disposition of the assets and settlement of the obligation is indeterminable. In addition, the amount of the obligation could vary considerably depending on the disposition method for these assets. For example, the amount of obligation would be considerably less for an asset that was retired in place compared to an asset that was demolished.

Consolidated Edison, Inc. acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt consideration of our responses will be appreciated.

We are available to discuss our responses to your comments at any time. You may reach the undersigned at 212-460-3440 (hoglundr@coned.com) or Robert Muccilo, Vice President and Controller at 212-460-4202 (muccilor@coned.com).

Very truly yours,

/s/ Robert Hoglund
Robert Hoglund
Senior Vice President and Chief Financial Officer

Cc:	Mark Niehaus, PricewaterhouseCoopers LLP